Exhibit 99.1

Bright Scholar Enters into Agreement to Acquire Eight Kindergartens in Shandong Province

FOSHAN, China, October 22, 2018 (PRNewswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”, “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it signed an agreement to acquire an 85% equity interest in a company managing a chain of eight kindergartens in Shandong province, China (“target kindergartens”) for a total consideration of RMB70.55 million. The target kindergartens had a total capacity of 2,310 students with a blended utilization rate of 66.7% as of June 30, 2018 and the average tuition for the target kindergartens was about RMB18,000 per year in 2017.

The Company targets to close the transaction in the first half of 2019 fiscal year, subject to the satisfaction of customary closing conditions and the completion of relevant corporate and regulatory procedures.

Jerry He, CEO of Bright Scholar comments, “The rapid expansion of our network is very important to the success of our business, with the acquisition of the eight target kindergartens, we entered into Shandong market and will continue to explore opportunities to further strengthen our foothold in Shandong province of China. The acquisition will bring the number of kindergartens of Bright Scholar to 51.”

“We are pleased to welcome them to the Bright Scholar family, as they are as passionate about child early education as we are.” Jerry added.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2018, Bright Scholar operated 67 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended May 31, 2018, Bright Scholar had an average of 35,275 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the satisfaction of the closing conditions and the completion of the relevant corporate and regulatory procedures and consummation of the Company’s investment, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed acquisition, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825